WOODSIDE

04045133

14 September 2004

SUPPL

RECEIVED
2004 SEP 28 A 9:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – PSC C2 (Dorade-1), lodged with the Australian Stock Exchange on 14 September 2004;
- Appendix 3Y Change of Director's Interest Notice (Argyle), lodged with the Australian Stock Exchange on 14 September 2004;
- Appendix 3Y Change of Director's Interest Notice (Broadbent), lodged with the Australian Stock Exchange on 14 September 2004;
- Appendix 3Y Change of Director's Interest Notice (Goode), lodged with the Australian Stock Exchange on 14 September 2004;
- Appendix 3Y Change of Director's Interest Notice (Jungels), lodged with the Australian Stock Exchange on 14 September 2004;
- Appendix 3Y Change of Director's Interest Notice (Rose), lodged with the Australian Stock Exchange on 14 September 2004;
- Woodside presentation to Analysts & Investors, lodged with the Australian Stock Exchange on 14 September 2004;
- Drilling Report - WA-313-P (Polkadot-1), lodged with the Australian Stock Exchange on 14 September 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
SEP 28 2004
THOMSON
FINANCIAL

dlw 9/28

Rebecca Sims
Compliance Officer

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Rory Edward Stanley ARGYLE
Date of last notice	1 September 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	10 September 2004
No. of securities held prior to change	Direct = 7,527 Indirect = 11,300
Class	Ordinary
Number acquired	134
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,460.52
No. of securities held after change	Direct = 7,661 Indirect = 11,300

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition via Non-Executive Directors' Share Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jillian Rosemary BROADBENT
Date of last notice	1 September 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	10 September 2004
No. of securities held prior to change	Direct = 38,597 Indirect = 10,000
Class	Ordinary
Number acquired	321
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,894.24
No. of securities held after change	Direct = 38,918 Indirect = 10,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition via Non-Executive Directors' Share Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Charles Barrington GOODE
Date of last notice	1 September 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	10 September 2004
No. of securities held prior to change	Direct = 82,531 Indirect = 98,000
Class	Ordinary
Number acquired	928
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17,040.02
No. of securities held after change	Direct = 83,459 Indirect = 98,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition via Non-Executive Directors' Share Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Pierre Jean-Marie Henri JUNGELS
Date of last notice	1 September 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	10 September 2004
No. of securities held prior to change	Direct = 5,639
Class	Ordinary
Number acquired	276
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,067.93
No. of securities held after change	Direct = 5,915

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition via Non-Executive Directors' Share Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Philip John Barnes ROSE
Date of last notice	1 September 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	10 September 2004
No. of securities held prior to change	Direct = 30,105
Class	Ordinary
Number acquired	367
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,738.89
No. of securities held after change	Direct = 30,472

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition via Non-Executive Directors' Share Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

1954 2004
Commitment to Growth

WOODSIDE

TUESDAY, 14 SEPTEMBER 2004
12:00PM (WST)

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE PRESENTATION TO ANALYSTS & INVESTORS

As part of a visit to the Woodside-Operated NWS Venture Onshore Gas Plant in Karratha by a group of analysts and investors today, 14 September 2004, presentations are being made by Joost van Tilburg (Onshore Plant Manager) and Jack Hamilton (General Manager Business Development). A copy of these presentations are available on Woodside's website (www.woodside.com.au) via the 'Investor Relations' page under Presentations.

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 14 SEPTEMBER 2004
10:40AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-313-P
POLKADOT-1

Woodside Energy Ltd., a wholly-owned subsidiary of Woodside Petroleum Ltd. and Operator of the WA-313-P Joint Venture, reports that on 14 September 2004 the Polkadot-1 exploration well was running wireline logs.

Since the last report, drilling continued in the 8½ inch hole to a total depth of 3,791 metres and wireline logging began.

Preliminary evaluation indicates that the Polkadot-1 well, which was drilled on the southern flank of the Polkadot structure, has intersected three gas zones with a cumulative gross thickness of approximately 50 metres. Production testing is being planned to establish reservoir producibility.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-313-P is 50%. The other participant is Eni Australia B.V. (50%).

TUESDAY, 14 SEPTEMBER 2004
10:30AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

MAURITANIA OFFSHORE DRILLING UPDATE

PSC C2
DORADE-1

Woodside Mauritania Pty Ltd, a wholly-owned subsidiary of Woodside Petroleum Ltd., reports that the Dorade-1 exploration well, in Block 2 offshore Mauritania, was spudded on 12 September 2004.

The drill ship "West Navigator" is drilling the top hole of the well. The bottom hole, containing the primary interval in the well, will be drilled at a later date by the drill rig "Stena Tay". Current activity at 00:00 hours Mauritanian time 14 September 2004 is running in hole with 17½ inch drilling assembly.

The location is about 165 kilometres south west of Nouakchott, the capital of Mauritania and about 85 kilometres south of the Chinguetti oil field. Water depth at the location is about 1,670 metres. Planned total depth is about 2,660 metres.

All reported drilling depths are referenced to the rig rotary table.

Wells are expected to be drilled in three production sharing contract areas during the 2004-05 drilling campaign. Joint venture interests in those areas are:

Company	PSC A	PSCB	PSC C2
Woodside group companies (operator)	53.846%	53.846%	48%
Hardman group companies	24.3%	21.6%	28.8%
BG group companies	13.084%	11.63%	
Premier group companies		9.231%	
Fusion group companies	4. 615%		
ROC Oil group companies	4.155%	3.693%	3.2%
Energy Africa			20%

WOODSIDE

RECEIVED
2004 SEP 28 A 9:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

17 September 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Change of a Company Secretary, lodged with the Australian Stock Exchange on 17 September 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

1954 2004 ...mitment to Growth

ASX ANNOUNCEMENT
(ASX: WPL)

FRIDAY, 17 SEPTEMBER 2004
8:30AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

CHANGE OF A COMPANY SECRETARY

Pursuant to Listing Rule 3.16.1, Karen Anne Lange has ceased to be a Company Secretary of Woodside Petroleum Ltd., effective on 16 September 2004.